June 20, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:        Mr. Christopher Dunham, Staff Attorney

Re:	Spirit of Texas Bancshares, Inc.
Registration Statement on Form S-3
File No. 333-232092
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Spirit of Texas Bancshares, Inc. (the “Registrant”) hereby requests acceleration by the Securities and Exchange Commission (the “Commission”) of the effective date of the above-captioned Registration Statement on Form S-3 (the “Registration Statement”). The Registrant respectfully requests that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on Monday, June 24, 2019, or as soon thereafter as practicable.

Please contact Beth A. Whitaker of Hunton Andrews Kurth LLP, the Registrant’s counsel, at (214) 468-3575 with any questions you may have concerning this request. In addition, please notify Mrs. Whitaker when this request for acceleration has been granted. Thank you for your assistance in this matter.

SPIRIT OF TEXAS BANCSHARES, INC.

By:	/s/ Dean O. Bass
Name:	Dean O. Bass
Title:	Chairman and Chief Executive Officer

cc:	Peter G. Weinstock, Hunton Andrews Kurth LLP
Beth A. Whitaker, Hunton Andrews Kurth LLP